EXHIBIT 16.1

                       Schuhalter Coughlin and Suozzo PC.
                               Raritan, New Jersey

June 25, 2004

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

We have read the second through fifth paragraphs under the caption "Experts" included on page 46 in the Amendment No. 5 to Form SB-2 dated June 25, 2004 of Suncoast Naturals, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statement in the second paragraph that the Schuhalter Coughlin & Suozzo PC. resignation is not the result of its relationship with the Company and the statements contained in the third through fifth paragraphs referencing our firm.

Very truly yours,




/s/ Schuhalter Coughlin & Suozzo PC.
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   Schuhalter Coughlin & Suozzo PC.